FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of July 2010.

Total number of pages: 22

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. INTERIM FINANCIAL STATEMENTS (U.S. GAAP)

RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2010 (Unaudited)
FROM APRIL 1, 2010 TO JUNE 30, 2010
CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2010
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

INTERIM FINANCIAL STATEMENTS (U.S. GAAP)

RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2010 (Unaudited)

FROM APRIL 1, 2010 TO JUNE 30, 2010

CONSOLIDATED

Released on July 23, 2010

NIDEC CORPORATION

Date of Directors’ meeting for financial results: July 23, 2010

Stock Listings: Tokyo Stock Exchange, Osaka Securities Exchange, New York Stock Exchange

Head Office: Kyoto, Japan

1. Selected Consolidated Financial Performance for the Three Months Ended June 30, 2010 (U.S. GAAP)

(1) Consolidated Results of Operations (unaudited)

	Yen in millions (except for per share amounts)
	Three months ended June 30
	2010	2009
Net sales	¥170,800	¥123,486
Ratio of change from the same period of previous fiscal year	38.3%	(29.0)%
Operating income	27,003	10,284
Ratio of change from the same period of previous fiscal year	162.6%	(44.1)%
Income from continuing operations before income taxes	20,972	8,750
Ratio of change from the same period of previous fiscal year	139.7%	(62.1)%
Net income attributable to Nidec Corporation	13,783	5,819
Ratio of change from the same period of previous fiscal year	136.9%	(61.5)%
Net income attributable to Nidec Corporation per share –basic	¥98.95	¥41.78
Net income attributable to Nidec Corporation per share –diluted	¥98.95	¥41.78

(2) Consolidated Financial Position (unaudited)

	Yen in millions (except for per share amounts)
	June 30, 2010	March 31, 2010
Total assets	¥703,320	¥692,791
Total equity	396,267	401,531
Nidec Corporation shareholders’ equity	336,675	340,309
Nidec Corporation shareholders’ equity to total assets	47.9%	49.1%
Nidec Corporation shareholders’ equity per share	¥2,417.07	¥2,443.16

2. Dividends (unaudited)

	Yen
	Year ending March 31, 2011 (target)	Year ended March 31, 2010 (actual)
Interim dividend per share	¥40.00	¥25.00
Year-end dividend per share	40.00	40.00
Annual dividend per share	80.00	65.00

Note: Revision of dividend target amounts during this period of targeted dividends: None

3. Forecast of Consolidated Financial Performance (for the fiscal year ending March 31, 2011)

	Yen in millions (except for per share amounts)
	Six months ending September 30, 2010	Year ending March 31, 2011
Net sales	¥310,000	¥660,000
Operating income	45,000	100,000
Income from continuing operations before income taxes	43,000	95,000
Net income attributable to Nidec Corporation.	28,000	63,000
Net income attributable to Nidec Corporation per share-basic	¥201.02	¥452.29

Note: Financial forecasts for the year ending March 31, 2011 remain unchanged from those previously announced on April 26, 2010.

4. Others

Please refer to "2. Others" on page 12 for detailed information.

(1) Change in significant subsidiaries (changes in "Specified Subsidiaries" (Tokutei Kogaisha) accompanying changes in scope of consolidation) during this period: None

(2) Adoption of simplified accounting methods and accounting methods used specifically for quarterly consolidated financial statements: Yes

(3) Changes in accounting policies, procedures and presentation rules applied in the preparation of the interim consolidated financial statements

1. Changes due to revisions to accounting standards: Yes

2. Changes due to other reasons: Not applicable

(4) Number of shares issued (common stock)

1. Number of shares issued and outstanding at the end of each period (including treasury stock):

145,075,080 shares at June 30, 2010

145,075,080 shares at March 31, 2010

2. Number of treasury stock at the end of each period:

5,784,535 shares at June 30, 2010

5,784,406 shares at March 31, 2010

3. Weighted-average number of shares issued and outstanding at the beginning and end of each period:

139,290,551 shares for the three months ended June 30, 2010

139,291,898 shares for the three months ended June 30, 2009

1. Operating and Financial Review and Prospects

(1) Analysis of Operating Results

1. Overview of Business Environment for The Three Months Ended June 30, 2010

The world economy entered the fiscal year ending March 31, 2011 with continued economic growth from China and other emerging countries from the second half of the fiscal year ended March 31, 2010. However, with the increase in financial deficits and credit impairment of some European countries, triggered by Greece’s financial crisis, concern grew larger for a second recession which could affect the economy and the world’s financial markets.

In markets related to us, though some products were subject to seasonal and demand fluctuation-oriented inventory adjustments, overall, due to the rapid expansion in consumer demand in emerging economies, the steady recovery in our business continued.

Under such circumstances, Nidec Group has adopted the following elements as our strategically important themes for this fiscal year:

  Shift our focus to growth, and accelerate our M&A plan as we have in prior years (Strategically focusing on markets with potential for growth).

  Achieve our WPR™ goal (Double the operating profit ratio when the sales recover 100% of net sales for the three months ended September 2008).

  Continue to focus investment in emerging countries’ markets (Produce and develop locally, and enhance the local sales systems).

  Continue the investment for in-house production of components (Make all-out efforts to improve additional values).

Under the above themes, and in preparation for the full-scale arrival of the brushless motor, we regard business development as our most important activity. Based on four key phrases, i.e. “saving energy,” “be eco-friendly,” “produce light, thin, short, and small products,” and “reduce the price by half,” we have made Group-wide effort to actively engage in our “three new activities (i.e. develop new products, new markets, and new customers)” to increase sales. Four businesses experienced a rapid increase in sales volume during the three months ended March 31, 2010 (i.e. the “small precision motor,” “mid-size motor,” “electronic optical components,” and “others” except for machinery and equipment) and these businesses achieved an increase in revenue and profit for the three months ended March 31, 2010 compared to the three months ended March 31, 2009. As a result:

(1) The net sales for the three months ended June 30, 2010 increased approximately 38% compared to the three months ended June 30, 2009, reaching 90% of the sales level of the three months ended September 30, 2008, our sales peak immediately before the economic crash, while operating income increased approximately 163% compared to the three months ended June 30, 2009, breaking our record for the past three consecutive quarters.

WPR was named by Shigenobu Nagamori of NIDEC CORPORATION based on his unique business management method in 2008.

WPR™ is a trademark of NIDEC CORPORATION in Japan.

WPR © Shigenobu Nagamori NIDEC CORPORATION 2008

(2) Net sales and operating income for our core business, the small precision motor business, increased compared to both the three months ended June 30, 2009 and the three months ended March 31, 2010, while its operating income ratio was 21.1%, which is the third consecutive period that the operating income ratio reached a 20% level, which further secures the business’s highly profitable status.

(3) Net sales and operating income for the three months ended June 30, 2010 of Nidec Group's six companies listed in Japan, namely, Nidec Sankyo, Nidec Copal, Nidec Copal Electronics, Nidec Tosok, Nidec Servo, and Nidec-Read, all exceeded their original expectation for the three months ended June 30, 2010.

Note: The largest amounts we have recorded for a fiscal quarter are operating income of ¥26,505 million for the three months ended March 31, 2010.

2. Consolidated Operating Results

(Consolidated Operating Results for the three months ended June 30, 2010 (“this fiscal first quarter”) compared to the three months ended June 30, 2009 (“the previous fiscal first quarter”))

Consolidated net sales increased ¥47,314 million, or 38.3%, to ¥170,800 million for this fiscal first quarter compared to the previous fiscal first quarter. Operating income increased ¥16,719 million, or 162.6%, to ¥27,003 million for this fiscal first quarter. Our operating income ratio increased 7.5 percentage points from 8.3% for the previous fiscal first quarter to 15.8% for this fiscal first quarter. Income from continuing operations before income taxes increased ¥12,222 million, or 139.7%, to ¥20,972 million for this fiscal first quarter, which included a negative impact of approximately ¥5,600 million of foreign exchange loss. The foreign exchange loss increased approximately ¥4,600 million from the previous fiscal first quarter. Net income attributable to Nidec Corporation also increased ¥7,964 million, or 136.9%, to ¥13,783 million for this fiscal first quarter.

(Operating Results by Product Category for this fiscal first quarter compared to the previous fiscal first quarter)

Small precision motors-

Net sales of small precision motors increased approximately ¥15,400 million, or 21%, to ¥87,687 million for this fiscal first quarter compared to the previous fiscal first quarter.

Unit shipments and sales of our spindle motors for hard disc drives ("HDDs") for this first quarter increased approximately 27% and 16%, respectively, compared to the previous fiscal first quarter. The average unit price of spindle motors for HDDs on a Japanese yen basis and on a U.S. dollar basis for this fiscal first quarter decreased approximately 9% and 3%, respectively, compared to the previous fiscal first quarter. Our unit shipments of spindle motors for 2.5-inch and 3.5-inch HDDs increased approximately 27% and 30%, respectively, compared to the previous fiscal first quarter.

Net sales of other small precision brushless DC motors and brushless DC fans for this fiscal first quarter increased approximately 35% and 20%, respectively, compared to the previous fiscal first quarter. Unit shipments and sales of other small precision brushless DC motors by Nidec Corporation and its direct-line subsidiaries for this first quarter increased approximately 44% and 36%, respectively, compared to the previous fiscal quarter. The average unit price of other small precision brushless DC motors on a U.S. dollar basis for this fiscal first quarter decreased approximately 1% compared to the previous fiscal first quarter. Unit shipments and sales of brushless DC fans by Nidec Corporation and its direct-line subsidiaries for this fiscal quarter increased approximately 23% and 15%, respectively, compared to the previous fiscal first quarter. The difference in the increase rate between 23% and 15% was primarily due to the appreciation of the Japanese yen against the U.S. dollar. The average unit price of brushless DC fans on a U.S. dollar basis for this fiscal first quarter decreased approximately 1% compared to the previous fiscal first quarter.

Operating income of small precision motors increased approximately ¥7,900 million, or 74%, to ¥18,529 million for the fiscal first quarter compared to the previous fiscal first quarter. Operating income ratio of small precision motors for this fiscal first quarter was 21.1%, reflecting the improved profitability under the WPR™ Project. The three months ended June 30, 2010 was the third consecutive quarter in which we achieved an operating income ratio of over 20% for the small precision motors business.

Mid-size motors-

Net sales of mid-size motors increased approximately ¥9,100 million, or 58%, to ¥24,760 million for this fiscal first quarter compared to the previous fiscal first quarter. Sales of our mid-size motors for home appliances and industrial use for this fiscal first quarter increased approximately 76% compared to the previous fiscal first quarter, which included ¥3,800 million of sales at Nidec Sole Motors S.R.L and its subsidiary which were newly consolidated subsidiaries for the three months ended March 31, 2010. Sales at Nidec Motors and Actuators for this fiscal first quarter increased approximately 43%, compared to the previous fiscal first quarter, which offset a negative effect from the appreciation of the Japanese yen against the Euro. Sales of our mid-size motors for electric power steering for this fiscal first quarter increased approximately 21% compared to the previous fiscal first quarter.

Operating income of mid-size motors increased approximately ¥1,200 million to ¥592 million for this fiscal first quarter, compared to the previous fiscal first quarter, which offset the negative effect from investment cost to mid-size motors for automobiles.

Machinery-

Net sales of machinery increased approximately ¥9,600 million, or 127%, to ¥17,221 million for this fiscal first quarter compared to the previous fiscal first quarter. This increase was primarily due to sales at Nidec Sankyo of LCD panel handling robots which increased approximately ¥4,400 million, or 144%, compared to the previous fiscal first quarter and sales at Nidec-Read, Nidec-Shimpo and Nidec-Kyori which increased approximately ¥2,100 million, ¥1,200 million and ¥1,000 million, respectively, compared to the previous fiscal first quarter.

Operating income of machinery significantly increased from ¥3 million for the previous fiscal first quarter to ¥2,847 million for this fiscal first quarter.

Electronic and optical components-

Net sales of electronic and optical components increased approximately ¥10,100 million, or 45%, to ¥32,380 million for this fiscal first quarter compared to the previous fiscal first quarter. This increase was mainly due to increases in sales at Nidec Copal of such products as shutters and lens units for digital cameras and mobile phones of approximately ¥5,900 million, or 57%, and at Nidec Copal Electronics of such products as circuit components and sensors of approximately ¥2,900 million, or 60%, compared to the previous fiscal first quarter.

Operating income of electronic and optical components increased approximately ¥3,700 million, or 433%, to ¥4,552 million compared to the previous fiscal first quarter.

Other products-

Net sales of other products increased approximately ¥3,100 million, or 56%, to ¥8,752 million for this fiscal first quarter compared to the previous fiscal first quarter. This increase was primarily due to sales at Nidec Tosok of automotive parts which increased approximately ¥2,700 million, or 72%, compared to the previous fiscal first quarter.

Operating income of other products increased approximately ¥1,100 million, or 339%, to ¥1,456 million for this fiscal first quarter compared to the previous fiscal first quarter.

(Consolidated Operating Results for the three months ended June 30, 2010 (“this 1Q”) compared to the three months ended March 31, 2010 (“the previous 4Q”)

Consolidated net sales increased ¥4,475 million, or 2.7%, to ¥170,800 million for this 1Q compared to the previous 4Q. Operating income increased ¥498 million, or 1.9%, to ¥27,003 million for this 1Q compared to the previous 4Q. Operating income ratio was 15.8% for this 1Q and remained stable compared to the previous 4Q. Income from continuing operations before income taxes decreased ¥6,257 million, or 23.0%, to ¥20,972 million for this 1Q, primarily due to a negative impact of approximately ¥5,600 million of foreign exchange loss for this 1Q as compared to a foreign exchange gain of approximately ¥1,000 million in the previous 4Q. Net income attributable to Nidec Corporation also decreased ¥8,075 million, or 36.9%, to ¥13,783 million for this 1Q.

(Operating Results by product category for this 1Q compared to the previous 4Q)

Small precision motors-

Net sales of small precision motors increased approximately ¥1,000 million, or 1%, to ¥87,687 million for this 1Q compared to the previous 4Q.

Unit shipments and sales of our spindle motors for hard disc drives ("HDDs") for this 1Q decreased approximately 2% and 1%, respectively, compared to the previous 4Q. The average unit price of spindle motors for HDDs on a Japanese yen basis for this 1Q increased approximately 1%, however, the average unit price on a U.S. dollar basis for this 1Q decreased approximately 1% compared to the previous 4Q. Our unit shipments of spindle motors for 2.5-inch HDDs increased approximately 3%, and the unit shipments of spindle motors for 3.5-inch HDDs decreased approximately 7%, compared to the previous 4Q.

Net sales of other small precision brushless DC motors and brushless DC fans for this 1Q increased approximately 8% and 5%, respectively, compared to the previous 4Q. Unit shipments of other small precision brushless DC motors by Nidec Corporation and its direct-line subsidiaries slightly increased compared to the previous 4Q and sales of other small precision brushless DC motors by Nidec Corporation and its direct-line subsidiaries for this 1Q increased approximately 1% compared to the previous 4Q. The average unit price of other small precision brushless DC motors on a U.S. dollar basis for this 1Q remained stable compared to the previous 4Q. Unit shipments and sales of brushless DC fans by Nidec Corporation and its direct-line subsidiaries for this 1Q increased approximately 7% and 1%, respectively, compared to the previous 4Q. The average unit price of brushless DC fans on a U.S. dollar basis for this 1Q decreased approximately 7% compared to the previous 4Q.

Operating income of small precision motors increased approximately ¥500 million, or 3%, to ¥18,529 million for this1Q, which was a record-high for quarterly operating income, compared to the previous 4Q. Operating income ratio of small precision motors for this 1Q was 21.1%, reflecting the improved profitability under the WPR™ Project. The three months ended June 30, 2010 was the third consecutive quarter in which we achieved an operating income ratio of over 20% for small precision motors.

Mid-size motors-

Net sales of mid-size motors increased approximately ¥1,300 million, or 5%, to ¥24,760 million for this 1Q compared to the previous 4Q. Sales of our mid-size motors for home appliances and industrial use for this 1Q increased approximately ¥1,900 million compared to the previous 4Q, which included sales at Nidec Sole Motors S.R.L and its subsidiary which were newly consolidated subsidiaries for the previous 4Q. Sales of our mid-size motors for electric power steering for this 1Q decreased approximately ¥600 million, or 17%, compared to the previous 4Q. This decrease was primarily due to a 3% decrease in unit shipments, appreciation of the Japanese yen against the Euro, and a decrease in the average unit price of the motors.

Operating income of mid-size motors increased approximately ¥100 million, or 28%, to ¥592 million for this 1Q, compared to the previous 4Q, which offset the negative effect from investment cost to mid-size motors for automobile.

Machinery-

Net sales of machinery decreased approximately ¥1,700 million, or 9%, to ¥17,221 million for this 1Q compared to the previous 4Q. This decrease was primarily due to a decrease in sales at Nidec Sankyo of such products as LCD handling robots by approximately ¥2,500 million, or 25%, compared to the previous 4Q, which offset a ¥500 million sales increase at Nidec-Shimpo and a ¥300 million sales increase at Nidec-Read compared to the previous 4Q.

Operating income of machinery decreased approximately ¥500 million, or 15%, to ¥2,847 million for this 1Q compared to the previous 4Q, primarily due to the sales decrease.

Electronic and optical components-

Net sales of electronic and optical components increased approximately ¥3,400 million, or 12%, to ¥32,380 million for this 1Q compared to the previous 4Q. This increase was mainly due to sales at Nidec Copal of such products as shutters and lens units for digital cameras and mobile phones which increased approximately ¥1,800 million, or 12%, compared to the previous 4Q, and sales at Nidec Sankyo of such product as control device unit and Nidec Copal Electronics of such products as circuit components and sensors, which increased approximately ¥1,200 million and ¥500 million, respectively, compared to the previous 4Q.

Operating income of electronic and optical components increased approximately ¥600 million, or 14%, to ¥4,552 million compared to the previous 4Q.

Other products-

Net sales of other products increased approximately ¥500 million, or 7%, to ¥8,752 million for this 1Q compared to the previous 4Q. This increase was primarily due to sales at Nidec Tosok of such products as automotive parts, which increased approximately ¥300 million, or 5%, compared to the previous 4Q.

Operating income of other products slightly increased to ¥1,456 million for this 1Q compared to the previous 4Q.

(2) Financial Position

Total assets increased approximately ¥10,500 million to ¥703,320 million as of June 30, 2010 from March 31, 2010. This increase was primarily due to an increase of approximately ¥10,200 million in inventories and ¥4,100 million in cash and cash equivalents, which was offset by decrease of approximately ¥3,100 million in investments and advances, and ¥2,200 million in trade accounts receivable.

With respect to liabilities, short-term borrowings increased approximately ¥13,200 million to approximately ¥128,700 million as of June 30, 2010 from March 31, 2010. The debt ratio (which is the ratio of the total of "short-term borrowings," "current portion of long-term debt" and "long-term debt" to total assets) increased to 18.7% as of June 30, 2010 from 17.1% as of March 31, 2010. Trade notes and accounts payables increased approximately ¥4,700 million compared as of March 31, 2010. On the other hand, accrued pension and severance costs decreased approximately ¥4,100 million compared as of March 31, 2010, primarily due to an amendment in Nidec Corporation’s pension and severance plan in April 2010.

Nidec Corporation shareholders’ equity decreased approximately ¥3,600 million to approximately ¥336,700 million as of June 30, 2010 from March 31, 2010, primarily due to a decrease in accumulated other comprehensive income of approximately ¥10,600 million, which included a ¥10,000 million decrease in foreign currency translation adjustments, offset by a ¥8,200 million increase in retained earnings compared as of March 31, 2010.

Nidec Corporation shareholders' equity to total assets was 47.9% as of June 30. 2010 and 49.1% as of March 31, 2010.

Overview of Cash Flow-

Cash flow from operating activities for the three months ended June 30, 2010 ("this fiscal first quarter") was a net inflow of ¥20,059 million. Compared to the three months ended June 30, 2009 ("the previous fiscal first quarter"), the cash inflow from operating activities for this fiscal first quarter decreased approximately ¥6,700 million. This decrease was mainly due to negative effects from an increase in inventories of approximately ¥12,900 million and an increase in trade notes and accounts receivable of approximately ¥6,300 million, which was offset by an increase in consolidated net income of approximately ¥9,500 million compared to the previous fiscal first quarter.

Cash flow from investing activities for this fiscal first quarter was a net outflow of ¥13,818 million. Compared to the previous fiscal first quarter, the cash net outflow increased approximately ¥5,700 million mainly due to an increase in additions to property, plant and equipment of approximately ¥4,000 million.

Our free cash flow, which is calculated by subtracting cash flow from investing activities from cash flow from operating activities, for this fiscal first quarter was approximately ¥6,200 million.

Cash flow from financing activities for this fiscal first quarter was a net inflow of ¥3,900 million, compared to a net cash outflow for the previous fiscal first quarter. The cash inflow for this fiscal first quarter reflects an inflow of approximately ¥13,400 million increase to our short-term borrowings compared to a reduction of our short-term borrowings of approximately ¥51,100 million for the previous fiscal first quarter.

The balance of cash and cash equivalents as of June 30, 2010 was ¥127,374 million, an increase of ¥4,065 million from March 31, 2010.

(3) Business Forecasts for the Fiscal Year ending March 31, 2011

Our forecast on the current fiscal year’s business performance remains, as of the date of this document, as described in the interim and full year forecasts released on April 26, 2010.

O

Our consolidated business performance for the three months ended June 30, 2010 is making gains as it is expected.

O

We have revised the exchange rates used for the preparation of the foregoing forecasts from "US$1 = ¥90 and Euro1 = ¥125" to "US$1= ¥85 and Euro1 = ¥110". This revision was due to the increase in the financial deficit and credit impairment of some European countries, triggered by Greece’s financial crisis, which impacted the world financial markets and could continue to affect the economy.

As a result, forecasts of consolidated business results identified at the beginning of the period (April 26, 2010) remain unchanged and are again provided as follows.

Forecast of consolidated results for the fiscal year ending March 31, 2011

Net sales	¥660,000 million	(Up 12.3% from the previous fiscal year)
Operating income	¥100,000 million	(Up 27.6% from the previous fiscal year)
Income from continuing operations before income taxes	¥95,000 million	(Up 26.7% from the previous fiscal year)
Net income attributable to Nidec Corporation	¥63,000 million	(Up 21.2% from the previous fiscal year)

(Forecast of consolidated results for the six months ending September 30, 2010)

Net sales	¥310,000 million	(Up 15.4% from the same period of the previous fiscal year)
Operating income	¥45,000 million	(Up 58.9% from the same period of the previous fiscal year)
Income from continuing operations before income taxes	¥43,000 million	(Up 91.3% from the same period of the previous fiscal year)
Net income attributable to Nidec Corporation	¥28,000 million	(Up 103.1% from the same period of the previous fiscal year)

Note:

The exchange rates used for the preparation of the foregoing forecasts are US$1 = ¥85 and Euro1 = ¥110. The exchange rates between the relevant Asian currencies and the Japanese yen used for the preparation of the foregoing forecasts were determined assuming this U.S. dollar-Japanese yen exchange rate and Euro-Japanese yen exchange rate.

2. Others

(1) Change in number of significant subsidiaries during this period (due to change in the scope of consolidation): None

(2) Adoption of simplified accounting methods and accounting methods used specifically for quarterly consolidated financial statements: Yes

   (Accounting method relating to corporate income tax and other taxes)

Corporate income tax and other taxes are calculated for the fiscal quarter based on an estimated annual tax rate which is based on the legal income tax rate.

(3) Changes in accounting method in this period: Yes

As of April 1, 2010, NIDEC adopted FASB Accounting Standards Codification™ (ASC) 860 “Transfers and Servicing” updated by Accounting Standards Update (ASU) No. 2009-16, “Accounting for Transfers of Financial Assets”. ASU 2009-16 requires more disclosure about transfers of financial assets, including securitization transactions, and where companies have continuing exposure to the risks related to transferred financial assets. ASU 2009-16 also eliminates the concept of a “qualifying special-purpose entity,” which changes the criteria for derecognizing financial assets. The adoption of this standard did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

As of April 1, 2010, NIDEC adopted ASC 810 “Consolidation” updated by ASU No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.” ASU 2009-17 requires an enterprise to perform an analysis to identify the primary beneficiary of all variable interest entities and also requires ongoing reassessments of whether an enterprise is the primary beneficiary of all variable interest entities. The adoption of this standard did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

Disclaimer Regarding Forward-Looking Statements

This press release contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about Nidec and its group companies (the "Nidec Group"). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to it. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "intend," "plan," "forecast" or similar words. These statements discuss future expectations, identify strategies, contain projections of the results of operations or financial condition of the Nidec Group, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Nidec Group cannot promise that the expectations expressed in these forward-looking statements will turn out to be correct. Actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) the Nidec Group's ability to design, develop, mass produce and win acceptance of its products, (ii) general economic conditions in the computer, information technology and related product markets, particularly levels of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which the Nidec Group makes significant sales or in which the Nidec Group's assets and liabilities are denominated, (iv) the Nidec Group's ability to acquire and successfully integrate companies with complementary technologies and product lines, (v) adverse changes in laws, regulations or economic policies in any of the countries where the Nidec Group has manufacturing or other operations, and (vi) the risks identified above.

3. Consolidated Financial Statements (U.S. GAAP)

(1) Consolidated Balance Sheets (unaudited)

Assets (unaudited)

	Yen in millions
	June 30, 2010		March 31, 2010		Increase or decrease	June 30, 2009
	Amount	%	Amount	%	Amount	Amount	%
Current assets:
Cash and cash equivalents	¥127,374		¥123,309		¥4,065	¥160,005
Trade notes receivable	11,647		10,968		679	8,773
Trade accounts receivable	149,184		151,430		(2,246)	111,526
Inventories:
Finished goods	33,216		28,323		4,893	26,281
Raw materials	22,471		19,428		3,043	14,563
Work in progress	19,624		17,995		1,629	13,587
Project in progress	908		653		255	1,127
Supplies and other	3,519		3,104		415	1,978
Other current assets	21,551		19,673		1,878	20,163
Total current assets	389,494	55.4	374,883	54.1	14,611	358,003	54.1

Investments and advances:
Marketable securities and other securities investments	14,400		17,462		(3,062)	16,297
Investments in and advances to affiliated companies	569		614		(45)	1,682
Total investments and advances	14,969	2.1	18,076	2.6	(3,107)	17,979	2.7

Property, plant and equipment:
Land	39,283		39,605		(322)	39,724
Buildings	126,838		127,152		(314)	118,559
Machinery and equipment	265,524		269,208		(3,684)	256,037
Construction in progress	14,596		12,436		2,160	8,476
Sub-total	446,241	63.4	448,401	64.7	(2,160)	422,796	63.9
Less - Accumulated depreciation	(243,729)	(34.6)	(247,094)	(35.6)	3,365	(233,549)	(35.3)
Total property, plant and equipment	202,512	28.8	201,307	29.1	1,205	189,247	28.6
Goodwill	71,724	10.2	72,231	10.4	(507)	71,441	10.8
Other non-current assets	24,621	3.5	26,294	3.8	(1,673)	25,229	3.8
Total assets	¥703,320	100.0	¥692,791	100.0	¥10,529	¥661,899	100.0

Liabilities and Equity (unaudited)

	Yen in millions
	June 30, 2010		March 31, 2010		Increase or decrease	June 30, 2009
	Amount	%	Amount	%	Amount	Amount	%
Current liabilities:
Short-term borrowings	¥128,673		¥115,467		¥13,206	¥170,361
Current portion of long-term debt	1,454		1,497		(43)	1,583
Trade notes and accounts payable	113,885		109,143		4,742	76,090
Other current liabilities	38,453		36,158		2,295	25,641
Total current liabilities	282,465	40.2	262,265	37.9	20,200	273,675	41.3

Long-term liabilities:
Long-term debt	1,474		1,745		(271)	2,505
Accrued pension and severance costs	11,436		15,542		(4,106)	15,736
Other long-term liabilities	11,678		11,708		(30)	9,977
Total long-term liabilities	24,588	3.5	28,995	4.1	(4,407)	28,218	4.3

Total liabilities	307,053	43.7	291,260	42.0	15,793	301,893	45.6

Equity:
Common stock	66,551	9.5	66,551	9.6	-	66,551	10.1
Additional paid-in capital	67,816	9.6	69,090	10.0	(1,274)	69,162	10.4
Retained earnings	265,466	37.7	257,255	37.1	8,211	214,595	32.4
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(39,203)		(29,234)		(9,969)	(25,352)
Unrealized gains (losses) from securities, net of reclassification adjustments	450		1,747		(1,297)	1,184
Pension liability adjustments	(336)		(1,033)		697	(688)
Total accumulated other comprehensive income (loss)	(39,089)	(5.6)	(28,520)	(4.1)	(10,569)	(24,856)	(3.8)

Treasury stock, at cost	(24,069)	(3.3)	(24,067)	(3.5)	(2)	(24,058)	(3.6)
Total Nidec Corporation shareholders’ equity	336,675	47.9	340,309	49.1	(3,634)	301,394	45.5
Noncontrolling interests	59,592	8.4	61,222	8.9	(1,630)	58,612	8.9
Total equity	396,267	56.3	401,531	58.0	(5,264)	360,006	54.4
Total liabilities and equity	¥703,320	100.0	¥692,791	100.0	¥10,529	¥661,899	100.0

(2) Condensed Consolidated Statements of Income (unaudited)

	Yen in millions
	Three months ended June 30				Increase or		Year ended
	2010		2009		decrease		March 31, 2010
	Amount	%	Amount	%	Amount	%	Amount	%
Net sales	¥170,800	100.0	¥123,486	100.0	¥47,314	38.3	¥587,459	100.0
Cost of products sold	124,354	72.8	96,218	77.9	28,136	29.2	436,337	74.3
Selling, general and administrative expenses	13,387	7.9	11,383	9.3	2,004	17.6	48,067	8.2
Research and development expenses	6,056	3.5	5,601	4.5	455	8.1	24,713	4.2
Operating expenses	143,797	84.2	113,202	91.7	30,595	27.0	509,117	86.7
Operating income	27,003	15.8	10,284	8.3	16,719	162.6	78,342	13.3

Other income (expenses):
Interest and dividend income	249		201		48		838
Interest expenses	(132)		(206)		74		(702)
Foreign exchange gain (loss), net	(5,646)		(1,050)		(4,596)		(2,968)
Gain (loss) from marketable securities, net	(158)		(15)		(143)		52
Other, net	(344)		(464)		120		(560)
Total	(6,031)	(3.5)	(1,534)	(1.2)	(4,497)	-	(3,340)	(0.5)
Income from continuing operations before income taxes	20,972	12.3	8,750	7.1	12,222	139.7	75,002	12.8
Income taxes	(5,453)	(3.2)	(2,484)	(2.0)	(2,969)	-	(17,519)	(3.0)
Equity in net income (loss) of affiliated companies	2	0.0	(107)	(0.1)	109	-	(45)	(0.0)
Income from continuing operations	15,521	9.1	6,159	5.0	9,362	152.0	57,438	9.8
Loss from discontinued operations	-	-	(94)	(0.1)	94	-	(1,287)	(0.2)
Consolidated net income	15,521	9.1	6,065	4.9	9,456	155.9	56,151	9.6
Less: Net income attributable to noncontrolling interests	(1,738)	(1.0)	(246)	(0.2)	(1,492)	-	(4,190)	(0.8)
Net income attributable to Nidec Corporation	¥13,783	8.1	¥5,819	4.7	¥7,964	136.9	¥51,961	8.8

Note:

Pursuant to ASC 205-20 “Presentation of Financial Statements-Discontinued Operations”, results of discontinued operations were separated as “Loss from discontinued operations” from results of continuing operations. The results of the discontinued operations for the three months ended June 30, 2009 have been reclassified.

Therefore, “Information by Product Category”, “Sales by Geographic Segment” and “Sales by Region” in this report have also been retrospectively reclassified.

(3) Consolidated Statement of Cash Flows (unaudited)

	Yen in millions
	Three months ended June 30		Increase or decrease	Year ended March 31, 2010
	2010	2009
Cash flows from operating activities:
Consolidated net income	¥15,521	¥6,065	¥9,456	¥56,151
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,896	7,537	359	31,139
Loss (gain) from marketable securities, net	158	15	143	(52)
Loss on sales, disposal or impairment of property, plant and equipment	45	344	(299)	1,088
Equity in net (income) loss of affiliated companies	(2)	107	(109)	45
Foreign currency adjustments	4,480	1,600	2,880	4,036
Changes in operating assets and liabilities:
(Increase) decrease in notes and accounts receivable	(3,378)	2,922	(6,300)	(32,537)
(Increase) decrease in inventories	(12,858)	37	(12,895)	(8,442)
Increase in notes and accounts payable	8,612	6,196	2,416	29,799
Other	(415)	1,907	(2,322)	8,853
Net cash provided by operating activities	20,059	26,730	(6,671)	90,080
Cash flows from investing activities:
Additions to property, plant and equipment	(12,427)	(8,378)	(4,049)	(36,608)
Proceeds from sales of property, plant and equipment	99	80	19	633
Acquisitions of business, net of cash acquired	-	-	-	(4,396)
Other	(1,490)	212	(1,702)	(143)
Net cash used in investing activities	(13,818)	(8,086)	(5,732)	(40,514)
Cash flows from financing activities:
Increase (decrease) in short-term borrowings	13,435	(51,065)	64,500	(109,100)
Repayments of long-term debt	(435)	(549)	114	(1,733)
Purchases of treasury stock	(2)	(2)	0	(11)
Payments for additional investments in subsidiaries	(2,838)	(1,984)	(854)	(3,152)
Dividends paid to shareholders of Nidec Corporation	(5,572)	(4,179)	(1,393)	(7,661)
Dividends paid to noncontrolling interests	(777)	(626)	(151)	(1,197)
Other	89	-	89	75
Net cash provided by (used in) financing activities	3,900	(58,405)	62,305	(122,779)

Effect of exchange rate changes on cash and cash equivalents	(6,076)	(1,200)	(4,876)	(4,444)
Net increase (decrease) in cash and cash equivalents	4,065	(40,961)	45,026	(77,657)
Cash and cash equivalents at beginning of period	123,309	200,966	(77,657)	200,966
Cash and cash equivalents at end of period	¥127,374	¥160,005	¥(32,631)	¥123,309

4. SUPPLEMENTARY INFORMATION (Three months ended June 30, 2010)

(1) Information by Product Category (unaudited)

	Yen in millions
	Three months ended June 30, 2010
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥87,687	¥24,760	¥17,221	¥32,380	¥8,752	¥170,800	¥-	¥170,800
Intersegment	320	195	2,423	106	1,167	4,211	(4,211)	-
Total	88,007	24,955	19,644	32,486	9,919	175,011	(4,211)	170,800
Operating expenses	69,478	24,363	16,797	27,934	8,463	147,035	(3,238)	143,797
Operating income	¥18,529	¥592	¥2,847	¥4,552	¥1,456	¥27,976	(¥973)	¥27,003

	Yen in millions
	Three months ended June 30, 2009
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥72,272	¥15,704	¥7,599	¥22,306	¥5,605	¥123,486	¥-	¥123,486
Intersegment	119	51	851	72	889	1,982	(1,982)	-
Total	72,391	15,755	8,450	22,378	6,494	125,468	(1,982)	123,486
Operating expenses	61,752	16,407	8,447	21,524	6,162	114,292	(1,090)	113,202
Operating income (loss)	¥10,639	(¥652)	¥3	¥854	¥332	¥11,176	(¥892)	¥10,284

Notes:

1. Product categories are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each Product category:

(1) Small precision motors: Small precision DC motors (including spindle motors for HDDs), small precision fans, brush motors, vibration motors

(2) Mid-size motors: Motors for home appliances and industrial use, and automobiles

(3) Machinery: Power transmission drives, precision equipment, factory automation-related equipment

(4) Electronic and Optical components: Electronic components, optical components

(5) Other: Automobile components, pivot assemblies, other components, service etc

(2) Sales by Geographic Segment (unaudited)

	Yen in millions
	Three months ended June 30				Increase or decrease
	2010		2009
	Amount	%	Amount	%	Amount	%
Japan	¥77,498	45.4	¥52,814	42.8	¥24,684	46.7
U.S.A	3,937	2.3	2,434	1.9	1,503	61.8
Singapore	8,895	5.2	7,559	6.1	1,336	17.7
Thailand	26,853	15.7	22,460	18.2	4,393	19.6
Philippines	2,539	1.5	2,692	2.2	(153)	(5.7)
China	38,315	22.4	26,652	21.6	11,663	43.8
Others	12,763	7.5	8,875	7.2	3,888	43.8
Total	¥170,800	100.0	¥123,486	100.0	¥47,314	38.3

Note: The sales are classified by domicile of the seller and the figures exclude intra-segment transactions.

(3) Sales by Region (unaudited)

	Yen in millions
	Three months ended June 30				Increase or decrease
	2010		2009
	Amount	%	Amount	%	Amount	%
North America	¥5,958	3.5	¥3,990	3.2	¥1,968	49.3
Asia	105,430	61.7	79,274	64.2	26,156	33.0
Europe	12,343	7.2	7,093	5.7	5,250	74.0
Other	1,107	0.7	425	0.4	682	160.5
Overseas sales total	124,838	73.1	90,782	73.5	34,056	37.5
Japan	45,962	26.9	32,704	26.5	13,258	40.5
Consolidated total	¥170,800	100.0	¥123,486	100.0	¥47,314	38.3

Notes:

1. The sales are classified by domicile of the buyer, and the figures exclude intra-segment transactions.

2. The sales to Europe are separated from "Other" to "Europe" starting in this fiscal year. Figures for the three months ended June 30, 2009 have been retrospectively reclassified.

5. Special notes (unaudited)

(1) Summary of Consolidated Financial Performance

	Yen in millions (except for per share amounts)
	Three months ended June 30		Increase or decrease	Year ended March 31, 2010
	2010	2009

Net sales	¥170,800	¥123,486	38.3%
Operating income	27,003	10,284	162.6%
Ratio of operating income to net sales	15.8%	8.3%
Income from continuing operations before income taxes	20,972	8,750	139.7%
Ratio of income from continuing operations before income taxes to net sales	12.3%	7.1%
Net income attributable to Nidec Corporation	13,783	5,819	136.9%
Ratio of net income attributable to Nidec Corporation to net sales	8.1%	4.7%
Net income attributable to Nidec Corporation stockholders per share-basic	¥98.95	¥41.78
Net income attributable to Nidec Corporation stockholders per share-diluted	¥98.95	¥41.78

Total assets	¥703,320	¥661,899		¥692,791
Nidec Corporation shareholders’ equity	336,675	301,394		340,309
Nidec Corporation shareholders’ equity to total assets	47.9%	45.5%		49.1%
Nidec Corporation shareholders’ equity per share	¥2,417.07	¥2,163.76		¥2,443.16

Net cash provided by operating activities	¥20,059	¥26,730		¥90,080
Net cash used in investing activities	(13,818)	(8,086)		(40,514)
Net cash provided (used in) by financing activities	3,900	(58,405)		(122,779)
Cash and cash equivalents at end of period	¥127,374	¥160,005		¥123,309

Note: Some items colored in the above table are omitted, because we also omit them in the report in Japanese language.

(2) Scope of Consolidation and Application of Equity Method

Number of consolidated subsidiaries:	141
Number of affiliated companies accounted for under the equity method:	1

(3) Change in Scope of Consolidation and Application of Equity Method

	Change from March 31, 2010	Change from June 30, 2009
Number of companies newly consolidated:	1	9
Number of companies excluded from consolidation:	1	2
Number of companies newly accounted for by the equity method:	-	-
Number of companies excluded from accounting by the equity method:	-	2